Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the
Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2022

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the first quarter of 2022 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 31 March 2022 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

.

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF NEW BORROWINGS
FOR THE FIRST QUARTER 2022

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1047_AUDM0016_02_1	1-Mar-22	12-Mar-25	AUD350mn 3.75% Notes due 12 March 2025	AUD	350,000,000.00
1631_AUDM0033_00_1	13-Jan-22	13-Jan-27	AUD600mn 1.85% Notes due 13 January 2027	AUD	600,000,000.00
1632_AUDM0034_00_1	13-Jan-22	13-Jan-32	AUD150mn 1.85% Notes due 13 January 2032	AUD	150,000,000.00
1637_GMTN1343_00_2	20-Jan-22	20-Jan-25	AUD50mn 1.45% Notes due 20 January 2025	AUD	50,000,000.00
1647_GMTN1353_00_2	2-Feb-22	2-Feb-37	AUD66mn 2.46% Notes due 2 February 2037	AUD	66,000,000.00
1650_GMTN1357_00_2	4-Feb-22	4-Feb-32	AUD120mn 2.443% Notes due 4 February 2032	AUD	120,000,000.00
			AUD TOTAL		**1,336,000,000.00**
1643_GMTN1349_00_2	28-Jan-22	28-Jan-23	BWP175mn 4.15% Notes due 28 January 2023 payable in United States dollars	BWP	175,000,000.00
			BWP TOTAL		**175,000,000.00**
1646_GMTN1352_00_1	28-Jan-22	28-Jan-25	CAD750mn 1.625% Notes due 28 January 2025	CAD	750,000,000.00
			CAD TOTAL		**750,000,000.00**
1325_GMTN1049_15_1	19-Jan-22	5-Mar-24	CNY150mn 2.90% Notes due 5 March 2024	CNY	150,000,000.00
1615_GMTN1324_01_1	28-Jan-22	15-Feb-27	CNY200mn 2.50% Noyes due 15 February 2027	CNY	200,000,000.00
1638_GMTN1344_00_2	24-Jan-22	24-Jan-27	CNY250mn 2.45% Notes due 24 January 2027	CNY	250,000,000.00
1657_GMTN1363_00_2	23-Feb-22	23-Feb-24	CNY200mn 2.70% Notes due 23 February 2024	CNY	200,000,000.00
1661_GMTN1366_00_2	10-Mar-22	10-Mar-24	CNY250mn 2.74% Notes due 10 March 2024	CNY	250,000,000.00
1664_GMTN1369_00_1	22-Mar-22	22-Mar-24	CNY500mn 3% Notes due 22 March 2024	CNY	500,000,000.00
			CNY TOTAL		**1,550,000,000.00**
1630_GMTN1338_00_1	12-Jan-22	10-Jun-25	GBP1.0bn 1.125% Notes due 10 June 2025	GBP	1,000,000,000.00
			GBP TOTAL		**1,000,000,000.00**
1634_GMTN1340_00_2	20-Jan-22	20-Jan-23	GHS100mn 15% Notes due 20 January 2023 payable in United States dollars	GHS	100,000,000.00
			GHS TOTAL		**100,000,000.00**
1636_GMTN1341_00_2	19-Jan-22	19-Jan-24	HKD400mn 0.7% Notes due 19 January 2024	HKD	400,000,000.00
1649_GMTN1354_00_2	31-Jan-22	31-Jan-24	HKD300mn 0.80% Notes due 31 January 2024	HKD	300,000,000.00
			HKD TOTAL		**700,000,000.00**
1660_GMTN1362_00_1	24-Feb-22	17-Dec-30	KZT14bn 11% Notes due 17 December 2030	KZT	14,000,000,000.00
			KZT TOTAL		**14,000,000,000.00**
1648_NZDM0015_00_1	28-Jan-22	28-Jan-27	NZD1.2bn 2.75% Notes due 28 January 2027	NZD	1,200,000,000.00
			NZD TOTAL		**1,200,000,000.00**
1639_GMTN1345_00_2	25-Jan-22	25-Jan-24	RUB4bn 8.00% Notes due 25 January 2024	RUB	4,000,000,000.00
			RUB TOTAL		**4,000,000,000.00**
1642_GMTN1348_00_2	26-Jan-22	26-Jan-27	UAH600mn 11.50% Notes due 26 January 2027 payable in United States	UAH	600,000,000.00
1644_GMTN1351_00_2	27-Jan-22	27-Jan-23	UAH500mn 11.25% Notes due 27 January 2023 payable in United States	UAH	500,000,000.00
1656_GMTN1361_00_2	16-Feb-22	16-Feb-24	UAH300mn 12% Notes due 16 February 2024 payable in United States dollars	UAH	300,000,000.00
1659_GMTN1365_00_2	4-Mar-22	4-Mar-24	UAH300mn 12.50% Notes due 4 March 2024 payable in United States dollars	UAH	300,000,000.00
			UAH TOTAL		**1,700,000,000.00**
1582_GMTN1293_05_2	20-Jan-22	16-Jun-26	USD100mn Floating Rate Notes due 16 June 2026	USD	100,000,000.00
1582_GMTN1293_06_2	25-Jan-22	16-Jun-26	USD200mn Floating Rate Notes due 16 June 2026	USD	200,000,000.00
1640_GMTN1346_00_1	20-Jan-22	20-Jan-27	USD3.5bn 1.50% Notes due 20 January 2027	USD	3,500,000,000.00
1645_GMTN1350_00_2	28-Jan-22	28-Jan-27	USD100mn Step-up Fixed Rate Callable Notes due 28 January 2027	USD	100,000,000.00
1653_GMTN1358_00_2	3-Feb-22	3-Feb-27	USD50mn Step-up Fixed Rate Callable Notes due 3 February 2027	USD	50,000,000.00
1654_GMTN1359_00_2	3-Feb-22	3-Feb-27	USD50mn Step-up Fixed Rate Callable Notes due 3 February 2027	USD	50,000,000.00
1655_GMTN1360_00_2	11-Feb-22	11-Feb-27	USD100mn Step-up Fixed Rate Callable Notes due 11 February 2027	USD	100,000,000.00
1658_GMTN1364_00_2	25-Feb-22	25-Feb-62	USD20mn Zero Coupon Callable Notes due 25 February 2062	USD	20,000,000.00
1662_GMTN1367_00_1	15-Mar-22	15-Mar-24	USD2.25bn 1.625% Global Notes due 15 March 2024	USD	2,250,000,000.00
1663_GMTN1368_00_1	15-Mar-22	15-Mar-29	USD1.5bn 1.875% Global Notes due 15 March 2029	USD	1,500,000,000.00
1665_GMTN1370_00_2	30-Mar-22	30-Mar-27	USD100mn 2.56% Callable Notes due 30 March 2027	USD	100,000,000.00
			USD TOTAL		**7,970,000,000.00**
1633_GMTN1339_00_2	21-Jan-22	21-Jul-22	ZAR1.5bn 4.98% Notes due 21 July 2022	ZAR	1,500,000,000.00
1635_GMTN1342_00_2	19-Jan-22	19-Jan-29	ZAR400mn 7.40% Notes due 19 Jan 2029	ZAR	400,000,000.00
1641_GMTN1347_00_2	26-Jan-22	26-Jan-25	ZAR1.25bn 6.55% Notes due 26 January 2025	ZAR	1,250,000,000.00
1651_GMTN1355_00_2	2-Feb-22	2-Aug-22	ZAR1.50bn 5.25% Notes due 2 August 2022	ZAR	1,500,000,000.00
1652_GMTN1356_00_2	3-Feb-22	3-Aug-22	ZAR500mn 5.09% Notes due 3 August 2022	ZAR	500,000,000.00
			ZAR TOTAL		**5,150,000,000.00**

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE FIRST QUARTER 2022

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0912_GMTN0665_00_2	2-Mar-22	2-Mar-22	AUD50mn 4.92% Notes due 2 March 2022	0.00	50,000,000.00
AUD	1165_AUDM0020_00_1	19-Jan-22	19-Jan-22	AUD300mn 2.75% Notes due 19 January 2022	0.00	300,000,000.00
AUD	1165_AUDM0020_01_1	19-Jan-22	19-Jan-22	AUD350mn 2.75% Notes due 19 January 2022	0.00	350,000,000.00
AUD	1165_AUDM0020_02_1	19-Jan-22	19-Jan-22	AUD400mn 2.75% Notes due 19 January 2022	0.00	400,000,000.00
AUD	1177_GMTN0909_00_2	22-Mar-22	22-Mar-22	AUD3mn 2.25% Notes due 22 March 2022	0.00	3,000,000.00
AUD	0918_AUDM0008_00_1	9-Mar-22	9-Mar-22	AUD500mn 5.00% Notes due 9 March 2022	0.00	500,000,000.00
AUD	0918_AUDM0008_01_1	9-Mar-22	9-Mar-22	AUD300mn 5.00% Notes due 9 March 2022	0.00	300,000,000.00
AUD	0918_AUDM0008_02_1	9-Mar-22	9-Mar-22	AUD200mn 5.00% Notes due 9 March 2022	0.00	200,000,000.00
AUD	0918_AUDM0008_03_1	9-Mar-22	9-Mar-22	AUD100mn 5.00% Notes due 9 March 2022	0.00	100,000,000.00
AUD	0918_AUDM0008_04_1	9-Mar-22	9-Mar-22	AUD100mn 5.00% Notes due 9 March 2022	0.00	100,000,000.00
				AUD - TOTAL	**0.00**	**2,303,000,000.00**
BRL						
BRL	1235_GMTN0962_00_2	3-Mar-22	3-Mar-22	BRL49.2mn 6.51% Notes due 3 March 2022 payable in United States dollars	0.00	49,200,000.00
				BRL - TOTAL	**0.00**	**49,200,000.00**
GBP						
GBP	1182_GMTN0912_00_1	24-Mar-22	24-Mar-22	GBP250mn 0.75% Notes due 24 March 2022	0.00	250,000,000.00
GBP	1318_GMTN1042_00_1	1-Feb-22	1-Feb-22	GBP500mn Floating Rate Notes due 1 February 2022	0.00	500,000,000.00
				GBP - TOTAL	**0.00**	**750,000,000.00**
GHS						
GHS	1502_GMTN1216_00_2	21-Jan-22	21-Jan-22	GHS125mn 14.75% Notes due 21 January 2022 payable in United States dollars	0.00	125,000,000.00
				GHS - TOTAL	**0.00**	**125,000,000.00**
HKD						
HKD	1503_GMTN1218_00_2	20-Jan-22	20-Jan-22	HKD200mn 0.05% Notes due 20 January 2022	0.00	200,000,000.00
HKD	1504_GMTN1220_00_2	24-Jan-22	24-Jan-22	HKD115mn 0.046% Notes due 24 January 2022	0.00	115,000,000.00
HKD	1505_GMTN1221_00_2	22-Jan-22	22-Jan-22	HKD300mn 0.05% Notes due 22 January 2022	0.00	300,000,000.00
HKD	1524_GMTN1240_00_2	17-Feb-22	17-Feb-22	HKD100mn 0.05% Notes due 17 February 2022	0.00	100,000,000.00
HKD	1542_GMTN1255_00_2	5-Mar-22	5-Mar-22	HKD300mn 0.01% Notes due 5 March 2022	0.00	300,000,000.00
HKD	1547_GMTN1260_00_2	9-Mar-22	9-Mar-22	HKD200mn 0.05% Notes due 9 March 2022	0.00	200,000,000.00
				HKD - TOTAL	**0.00**	**1,215,000,000.00**
KZT						
KZT	1315_GMTN1035_00_1	30-Jan-24	31-Jan-22	KZT15.234bn Inflation-Linked Callable Notes due 30 January 2024	15,234,400,000.00 [a]	0.00
KZT	1481_GMTN1188_00_1	22-Jan-23	24-Jan-22	KZT10.097bn 10.10% Amortizing Notes due 22 January 2023	368,339,216.64 [b]	
				KZT - TOTAL	**15,602,739,216.64**	**0.00**
RUB						
RUB	1327_GMTN1051_00_1	14-Mar-22	14-Mar-22	RUB1.5bn 7.00% Notes due 14 March 2022	0.00	1,500,000,000.00
RUB	1327_GMTN1051_01_1	14-Mar-22	14-Mar-22	RUB1.0bn 7.00% Notes due 14 March 2022	0.00	1,000,000,000.00
				RUB - TOTAL	**0.00**	**2,500,000,000.00**
TRY						
TRY	1399_GMTN1117_00_2	7-Feb-22	7-Feb-22	TRY75mn Zero Coupon Notes due 7 February 2022	0.00	75,000,000.00
TRY	1496_GMTN1212_00_2	14-Jan-22	14-Jan-22	TRY375mn 13.25% Notes due 14 January 2022	0.00	375,000,000.00
TRY	1435_GMTN1153_00_2	14-Feb-22	14-Feb-22	TRY350mn 20.50% Notes due 14 February 2022	0.00	350,000,000.00
TRY	1435_GMTN1153_01_2	14-Feb-22	14-Feb-22	TRY150mn 20.50% Notes due 14 February 2022	0.00	150,000,000.00
TRY	1522_GMTN1237_00_2	16-Feb-22	16-Feb-22	TRY250mn 14.00% Notes due 16 February 2022	0.00	250,000,000.00
TRY	1539_GMTN1253_00_2	3-Mar-22	3-Mar-22	TRY250mn 16.50% Notes due 3 March 2022	0.00	250,000,000.00
TRY	1554_GMTN1266_00_2	30-Mar-22	30-Mar-22	TRY300mn 16.00% Notes due 30 March 2022	0.00	300,000,000.00
				TRY - TOTAL	**0.00**	**1,750,000,000.00**
UAH						
UAH	1510_GMTN1223_00_2	1-Feb-22	1-Feb-22	UAH300mn 8.00% Notes due 1 February 2022 payable in United States dollars	0.00	300,000,000.00
UAH	1531_GMTN1246_00_2	25-Feb-22	25-Feb-22	UAH800mn 8.00% Notes due 25 February 2022 payable in United States dollars	0.00	800,000,000.00
UAH	1553_GMTN1265_00_2	24-Mar-22	24-Mar-22	UAH350mn 8.00% Notes due 24 March 2022 payable in United States dollars	0.00	350,000,000.00
				UAH - TOTAL	**0.00**	**1,450,000,000.00**
USD						
USD	1166_GMTN0898_00_2	24-Jan-47	24-Jan-22	USD20mn Zero Coupon Callable Notes due 24 January 2047	20,000,000.00 [a]	0.00
USD	1169_GMTN0901_00_2	30-Jan-22	30-Jan-22	USD150mn 2.15% Notes due 30 January 2022	0.00	150,000,000.00
USD	1172_GMTN0904_00_1	16-Feb-22	16-Feb-22	USD3.75bn 2.00% Global Notes due 16 February 2022	0.00	3,750,000,000.00
USD	1175_GMTN0907_00_2	24-Feb-47	24-Feb-22	USD20mn Zero Coupon Callable Notes due 24 February 2047	20,000,000.00 [a]	0.00
USD	1209_GMTN0938_00_2	1-Mar-22	1-Mar-22	USD92.021mn 1.8843% Notes due 1 March 2022	0.00	92,021,000.00
USD	1062_GMTN0800_00_1	18-Feb-22	18-Feb-22	USD2.25bn 1.875% Global Notes due 18 February 2022	0.00	2,250,000,000.00
USD	1062_GMTN0800_01_1	18-Feb-22	18-Feb-22	USD150mn 1.875% Global Notes due 18 February 2022	0.00	150,000,000.00
USD	1062_GMTN0800_02_1	18-Feb-22	18-Feb-22	USD100mn 1.875% Global Notes due 18 February 2022	0.00	100,000,000.00
USD	1062_GMTN0800_03_1	18-Feb-22	18-Feb-22	USD150mn 1.875% Global Notes due 18 February 2022	0.00	150,000,000.00
USD	1062_GMTN0800_04_1	18-Feb-22	18-Feb-22	USD100mn 1.875% Global Notes due 18 February 2022	0.00	100,000,000.00
USD	1062_GMTN0800_05_1	18-Feb-22	18-Feb-22	USD475mn 1.875% Global Notes due 18 February 2022	0.00	475,000,000.00
USD	1062_GMTN0800_06_1	18-Feb-22	18-Feb-22	USD250mn 1.875% Global Notes due 18 February 2022	0.00	250,000,000.00
				USD - TOTAL	**40,000,000.00**	**7,467,021,000.00**
ZAR						
ZAR	1611_GMTN1320_00_2	15-Mar-22	15-Mar-22	ZAR500mn 4.45% Notes due 15 March 2022	0.00	500,000,000.00
ZAR	1612_GMTN1321_00_2	20-Mar-22	20-Mar-22	ZAR2.150bn 4.45% Notes due 20 March 2022	0.00	2,150,000,000.00
ZAR	1614_GMTN1323_00_2	23-Mar-22	23-Mar-22	ZAR500mn 4.60% Notes due 23 March 2022	0.00	500,000,000.00
ZAR	1616_GMTN1325_00_2	30-Mar-22	30-Mar-22	ZAR500m 4.735% Notes due 30 March 2022	0.00	500,000,000.00
				ZAR - TOTAL	**0.00**	**3,650,000,000.00**

[a] Fully terminated on indicated Redemption Date

[b] Amortized notional on indicated Redemption Date